Mail Stop 3561

April 13, 2007

Via U.S. Mail and Facsimile

Marjorie Scardino
Chief Executive Officer
Pearson PLC
80 Strand
London, England WC2R 0RL

> RE: Pearson PLC
>   Form 20-F for the Fiscal Year Ended December 31, 2005
>
>
>   File No. 001-16055

Dear Ms. Scardino:

      We have reviewed your response letter dated April 4, 2007 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comment also asks you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Note 1 – Accounting policies

e. Intangible assets
Pre-publication costs, page F-11

1. We note your proposed disclosure to Note 36 as it relates to the difference in balance sheet classification for pre-publication intangible assets between IFRS and US GAAP. As previously requested, along with your proposed disclosure, please also quantify the impact of this difference in balance sheet classification between IFRS and US GAAP for each period presented in your balance sheets.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Robin Freestone, Chief Financial Officer
011 -44 -207 -010 -6602